1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2018
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1

SUPPLEMENTAL CIRCULAR - 2017 ANNUAL GENERAL MEETING; MAJOR TRANSACTION IN RELATION TO DEVELOPMENT OF BOFFA PROJECT IN COOPERATION WITH THE REPUBLIC OF GUINEA AND GRANT OF OPTION FOR ADDITIONAL EQUITY PARTICIPATION

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 10, 2018	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2017 ANNUAL GENERAL MEETING
MAJOR TRANSACTION
IN RELATION TO DEVELOPMENT OF BOFFA PROJECT
IN COOPERATION WITH THE REPUBLIC OF GUINEA AND
GRANT OF OPTION FOR ADDITIONAL EQUITY PARTICIPATION

The AGM will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 26 June 2018. For details, please refer to the announcement dated 8 June 2018 of the Company in relation to, among others, the postponement of the AGM and the supplemental notice of the AGM dated 11 June 2018 enclosed with this supplemental circular. This supplemental circular should be read in conjunction with the circular and notice of the AGM dated 4 May 2018.

A letter from the Board containing, among other things, the transaction in relation to development of the Boffa Project in cooperation with the Republic of Guinea and grant of option for additional equity participation, is set out on pages 1 to 17 of this supplemental circular.

* *For identification purpose only*

11 June 2018

CONTENTS

	Page
DEFINITIONS	ii
LETTER FROM THE BOARD	1
APPENDIX I — FINANCIAL INFORMATION OF THE GROUP	18
APPENDIX II — GENERAL INFORMATION	22
SUPPLEMENTAL NOTICE OF 2017 ANNUAL GENERAL MEETING	31

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"AGM"	the 2017 annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 26 June 2018;
"Board"	the board of Directors of the Company;
"Boffa Nord"	the northern bauxite blocks in the Boffa Project, with an area of approximately 599km^2;
"Boffa Project"	the project for the development of the bauxite in Boffa Nord and Boffa Sord;
"Boffa Sord"	the southern bauxite blocks in the Boffa Project, with an area of approximately 658km^2;
"Business Day"	any calendar day other than weekends and holidays during which people usually don't work in the Republic of Guinea and the PRC;
"Chalco Energy Holdings"	Chalco Energy Holdings Limited, a joint stock limited company incorporated in Hong Kong, which is owned as to 100% by Chalco Hong Kong as at the Latest Practicable Date;
"Chalco Hong Kong"	Chalco Hong Kong Limited, a limited liability company incorporated in Hong Kong, which is owned as to 100% by the Company as at the Latest Practicable Date;

"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a limited liability company incorporated in the PRC, which is a wholly state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 34.77% of the total issued share capital of the Company as at the Latest Practicable Date;
"close associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"Director(s)"	the director(s) of the Company;
"GNF"	Guinea franc, the lawful currency of the Republic of Guinea;
"Group"	the Company and its subsidiaries;
"Guinean Government"	the Republic of Guinea;
"Guinean Party"	the Guinean Government and/or any company whose entire registered capital is owned by the Guinean Government, as the case may be, including but not limited to SOGUIPAMI;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Latest Practicable Date"	8 June 2018, being the latest practicable date prior to the printing of this supplemental circular for the purpose of ascertaining certain information contained herein;
"Mining Code"	(i) the Law L/2011/006/CNT on the Mining Code of the Republic of Guinea issued on 9 September 2011 (as amended by the Law L/2013/N°053/CNT adopted on 8 April 2013); and (ii) the implementation regulations thereof;
"Mining Company"	Chalco Guinea Company S.A., a joint stock limited company established under the laws of Guinea, which is owned as to 100% by Chalco Energy Holdings as at the Latest Practicable Date;
"Mining Convention"	the mining convention entered into among Chalco Hong Kong, Mining Company and the Guinean Government on 8 June 2018 (local time in Guinea), which specified the implementation conditions for the Boffa Project and the transaction in relation to the grant of option by Chalco Hong Kong to the Guinean Party;
"Option for Additional Equity Participation"	the option for additional equity participation in the Project Company(ies) granted by Chalco Hong Kong to the Guinean Party pursuant to relevant terms of the Mining Convention;
"Ports Company"	A joint stock limited company proposed to be established under the laws of Guinea, which, upon establishment, will join and become a party to, the Mining Convention, and will be owned as to 95% by a subsidiary of Chalco Hong Hong and as to 5% by SOGUIPAMI;
"PRC"	the People's Republic of China which, for the purposes of this supplemental circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;
"Project Company(ies)"	Mining Company and/or Ports Company, as the case may be;
"RMB"	Renminbi, the lawful currency of the PRC;

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;
"SOGUIPAMI"	Société Guinéenne de Patrimoine Minier, a joint stock limited company established under the laws of Guinea and owned by the Guinean Government as to 100% as at the Latest Practicable Date;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"%"	per cent.

For the purpose of this supplemental circular, unless otherwise stated, the exchange rates of US$1 to HK$7.85 or GNF8,994 (when applicable) are used for the purposes of illustration only and no representation is made that any amounts could have been or could be converted at such rate or at any other rate at all.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Yu Dehui *(Chairman)*
Mr. Lu Dongliang *(President)*
Mr. Jiang Yinggang

Non-executive Directors:
Mr. Ao Hong
Mr. Wang Jun

Independent Non-executive Directors:
Ms. Chen Lijie
Mr. Hu Shihai
Mr. Lie-A-Cheong Tai Chong, David

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
9/F, The Center
99 Queen's Road Central
Central
Hong Kong

11 June 2018

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2017 ANNUAL GENERAL MEETING
MAJOR TRANSACTION
IN RELATION TO DEVELOPMENT OF BOFFA PROJECT
IN COOPERATION WITH THE REPUBLIC OF GUINEA AND
GRANT OF OPTION FOR ADDITIONAL EQUITY PARTICIPATION

I. INTRODUCTION

Reference is made to the announcement of the Company dated 10 June 2018, in relation to the Mining Convention entered into among Chalco Hong Kong, Mining Company and the Guinean Government on 8 June 2018 (local time in Guinea), which contained the implementation conditions for the Boffa Project and the transaction in relation to the grant of Option for Additional Equity Participation by Chalco Hong Kong to the Guinean Party.

Pursuant to the terms of the Mining Convention, Chalco Hong Kong will grant the Option for Additional Equity Participation in the Project Companies to the Guinean Party. As the Guinean Party can exercise the Option for Additional Equity Participation at its discretion and the exercise price of such option will be determined based on, among others, the fair market value of the Project Companies, the grant of the Option for Additional Equity Participation will at least be classified as a major transaction of the Company under Rule 14.76(1) of the Hong Kong Listing Rules. As such, the grant of the Option for Additional Equity Participation in the Project Companies by Chalco Hong Kong to the Guinean Party under the Mining Convention will constitute a major transaction of the Company and shall be subject to the requirement of approval by the Shareholders at a general meeting of the Company.

The purpose of this supplemental circular is to provide you with all the reasonably necessary information in relation to, among other things, the Mining Convention entered into among Chalco Hong Kong, Mining Company and the Guinean Government and the transaction contemplated thereunder as well as the grant of the Option for Additional Equity Participation, to enable you to make informed decisions on whether to vote for or against the relevant resolution to be proposed at the AGM.

II. MAJOR TRANSACTION IN RELATION TO DEVELOPMENT OF BOFFA PROJECT IN COOPERATION WITH THE REPUBLIC OF GUINEA AND GRANT OF OPTION FOR ADDITIONAL EQUITY PARTICIPATION

1. Overview

Reference is made to the announcement of the Company dated 10 June 2018, in relation to the Mining Convention entered into among Chalco Hong Kong, Mining Company and the Guinean Government on 8 June 2018 (local time in Guinea), which contained the implementation conditions for the Boffa Project and the transaction in relation to the grant of the Option for Additional Equity Participation by Chalco Hong Kong to the Guinean Party.

2. Mining Convention

Summary of the major contents of the Mining Convention is set out as below:

Date: 8 June 2018

Parties:

(1) Chalco Hong Kong;

(2) Guinean Government; and

(3) Mining Company.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, the Guinean Government and its ultimate beneficial owners are third parties independent of the Company and its connected persons as at the Latest Practicable Date.

Summary of Boffa Project: The mining area of the Boffa Project is situated in the northeast Boffa, the provincial capital of Boffa Prefecture, Guinea. It contains two mining areas named Boffa Nord and Boffa Sord with an area of approximately 599km^2 and approximately 658km^2, respectively. According to the previous research and analysis conducted by the Company, the Boffa Project has available resource reserve of approximately 1.75 billion tons, in which alumina content and silicon dioxide content are approximately 39.1% and 1.1% respectively.

For the purposes of encouraging and facilitating the research, exploration, mining and value adding as well as transportation, processing and commercialization of mineral resources in the Republic of Guinea, the Guinean Government will grant Mining Company the mining licenses (the "**Mining Licenses**") for the bauxite blocks in Boffa Nord and Boffa Sord and enter into the Mining Convention with Chalco Hong Kong and the Project Companies to specify conditions for the Project Companies to develop the Boffa Project. The initial term of the Mining Licenses shall be 15 years commencing from the date of issue of the order for granting the Mining Licenses and renewable for another 15 years upon each expiry until the bauxite deposits are exhausted, and the last renewal period shall be the remaining time before the depletion of the bauxite deposits. The Guinean Government will provide rights and guarantees in respect of laws, administration, tax reduction and exemption, land and foreign exchange for the Boffa Project while the Project Companies will be responsible for the development and operation of the Boffa Project and financing for the project.

Based on the previous research and the preliminary analysis conducted by the Company and after taking into account (i) the bauxite reserve and the minable quantity in the mining area of the Boffa Project; (ii) the advancement and effectiveness of the existing development technologies; (iii) labor cost, transportation expense and other development costs and other factors, the total investment of the Boffa Project is estimated to be approximately US$706 million (later may subject to expansion pursuant to the need of actual situation) which will be mainly allocated in the construction of mines, ports and lightering system. Particulars of the estimated investment in each portion are as follows:

(1) It is expected that the total investment in mines construction will be approximately US$474.0149 million, with an annual bauxite output of 12 million tons and a construction period of not more than 36 months. Mining Company under the Mining Convention will act as the main operating body for the mines construction.

(2) It is expected that a total of approximately US$111.7140 million will be invested in ports construction, which mainly includes bauxite transportation wharf, ship maintenance facilities, cranes and other loading and unloading facilities. The construction and operation period of the ports is expected to be the same as mines construction. The ports will be located at the southwestern corner of Boffa. Ports Company under the Mining Convention will act as the main operating body for the ports construction.

(3) It is expected that a total of approximately US$120.6874 million will be invested in lightering system construction, which mainly includes port tugboat, pushing tugboat or dragging tugboat, non-self-propel lighter, traffic boat, offshore lightering platform, floating crane, etc.. The contruction and operation period of the lightering system is expected to be the same as mines construction. The Group plans to establish the main operating body for the lightering system construction (the "**Lightering Company**") together with independent third party(ies) to jointly operate the lightering system. The Group will perform relevant disclosure and compliance obligations under the applicable requirements of the Hong Kong Listing Rules in due course (if required).

The constructions of the abovementioned mines, ports, and lightering system are expected to be carried out simultaneously and will jointly serve the development and operation of the Boffa Project. The payback period of the Boffa Project is estimated to be approximately 9 years (including construction period) and the Boffa Project is estimated to be put into production at the end of 2019. It will be at least 60 years before the Boffa Project shuts down when the bauxite deposit is depleted.

The bauxite from the Boffa Project is expected to be used mostly by the Group (mainly the enterprises in Guangxi and Shandong) for its production.

According to the previous research and preliminary analysis made by the Company, the capital amount injected in an investment project generally does not exceed 30% of its total project investment. As such, considering the total investment amount in the mines, ports and lightering, respectively and the possible shareholding percentage of the Group in the joint venture entities in respect of the mines, ports and lightering, it is preliminarily estimated that the total amount of capital invested in cash in the joint venture entities by the Group in respect of the mines, ports and lightering shall not exceed US$163.8 million. Specifically, the Company anticipates: (i) the capital injected into Mining Company by the Group shall not exceed US$142 million; (ii) the capital injected into Ports Company by the Group shall not exceed US$19 million; and (iii) the capital injected into the Lightering Company by the Group shall not exceed US$3 million.

The amount other than the registered capital of the Project Companies may be raised through shareholders' loans or bank loans and Chalco Hong Kong and the Project Companies may provide guarantee on a pro rata basis therefor with their equity interests and assets in the Boffa Project. Guarantees involving the assignment or transfer of the Mining Licenses or (as the case may be) interests and obligation occurred due to the Mining Licenses are subject to the prior approval of the Guinean Government. As of the Latest Practicable Date, Chalco Hong Kong and the Project Companies do not have any plan to provide any guarantee or loan in respect of the Boffa Project.

The Project Companies may adjust the relevant development plan and follow-up investment (if needed) based on the de facto development of the Boffa Project. The Company will fulfil its relevant disclosure and compliance obligations in due course (if required) pursuant to the applicable requirements under the Hong Kong Listing Rules.

Relevant arrangements of Mining Company:

(1) ***Purpose of establishing Mining Company***

Mining Company will hold the Mining Licenses for the bauxite blocks in Boffa Nord and Boffa Sord, and be responsible for all project activities in relation to the exploration and mining of bauxite, as well as the construction and operation of mining infrastructure, but excluding those related to the port infrastructure and port activities.

(2) ***Registered capital and shareholding arrangement of Mining Company***

The initial registered capital of Mining Company is GNF180,000,000(equivalent to approximately US$20,013.34 or HK$157,104.72), all of which shall be contributed by Chalco Energy Holdings in cash. The Group may increase capital of Mining Company according to the development of the Boffa Project, but it is estimated that the registered capital contribution shall not exceed approximately US$142 million (equivalent to approximately HK$1,115 million), and is adjustable according to the actual situation of the project. If the aforementioned registered capital is adjusted, the Company will fulfill its disclosure and compliance obligations according to the applicable requirements of the Hong Kong Listing Rules in due course (if required).

As at the date of execution of the Mining Convention, Chalco Hong Kong holds 100% shares in Mining Company through Chalco Energy Holdings. Pursuant to the Mining Convention, Chalco Hong Kong shall transfer, unconditionally, the full ownership of 15% shares of Mining Company to the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) at nil consideration (or at the symbolic price of GNF1) no later than 10 Business Days commencing from the effective date of the Mining Convention and such shares to be transferred shall be free of any encumbrances (the "**Performance Shares of Mining Company**"). The Performance Shares of Mining Company may not be diluted by any subsequent capital increase of whatever nature. In case of capital increase, other shareholders of Mining Company shall transfer, in proportion to their respective shareholding, the necessary number of shares in the capital of Mining Company to the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) at nil consideration (or at the symbolic price of GNF1) without reservation so that the proportion of the Performance Shares of Mining Company shall remain unchanged after the capital increase.

Under the Mining Convention, Chalco Hong Kong shall grant the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) an option, pursuant to which, the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) shall be entitled to obtain additional equity interest in Mining Company. The number of shares of Mining Company held by the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) by way of the Performance Shares of Mining Company and obtaining additional equity interest in Mining Company shall not exceed 35% in total. The option may only be exercised once by the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) to obtain additional equity interest in Mining Company.

Chalco Hong Kong may specify either of the following means for the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) to acquire additional equity interest:

(i) by means of capital contribution to Mining Company: the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) may, to the extent permitted by applicable law, settle the capital contribution for additional equity interest through payments in cash (including debt offsetting) or in kind, in one lump sum or in instalments;

(ii) by means of transfer of shares in Mining Company by other shareholder(s) to the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government): the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) may pay the transfer price in cash (including debt offsetting) or in kind, in one lump sum or in instalments.

Whatever means Chalco Hong Kong specifies for the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) to obtain additional equity interest, the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) shall pay the consideration of the shares as determined based on the fair market value of the shares on the date of exercise of the option. The fair market value shall be determined and agreed upon by the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) and Chalco Hong Kong. In case of failure to reach agreement on the fair market value, an independent expert shall be engaged as agreed under the Mining Convention at the request of the most diligent party (i.e. the party making the request firstly).

The registered capital and shareholding arrangement of Mining Company and the grant of the Option for Additional Equity Participation are determined by the parties concerned through arm's length negotiation with reference to the following respects: (i) the initial registered capital of Mining Company is in line with the minimum registered capital as required by applicable laws of Guinea, which mainly because the Company needs to control risk and cost of capital before the Mining Convention takes effect; (ii) the Company's estimated maximum capital contribution to Mining Company was determined after taking into account the development needs of mines construction in the Boffa Project; (iii) the Guinean Government is required to hold 15% of Mining Company's performance shares pursuant to applicable laws of Guinea; and (iv) the Option for Additional Equity Participation granted to the Guinean Party in Mining Company will help us to obtain the support from the Guinean Government for the Boffa Project and ensure the stability of the Boffa Project.

Relevant arrangements of Ports Company:

(1) Purpose of establishing Ports Company

Ports Company will engage in all activities related to port infrastructure for the Boffa Project, especially those related to mining products, staffing needed for project and shipment of goods, including implementation of port infrastructure construction project and operation activities.

(2) Registered capital and shareholding arrangement of Ports Company

As at the date of execution of the Mining Convention, Ports Company was yet to be established. Under the Mining Convention, Ports Company, at its establishment, shall be jointly owned by a subsidiary of Chalco Hong Kong and SOGUIPAMI. On or after the establishment date of Ports Company, the registered capital of the subsidiary may be owned wholly by Chalco Hong Kong or jointly by Chalco Hong Kong and other third-party investor(s), provided that, unless otherwise provided in the Mining Convention, the equity participation of such investor(s) shall be subject to prior approval of the Guinean Government.

The initial registered capital of Ports Company has not been determined and shall be contributed by a subsidiary of Chalco Hong Kong in cash after determination. It is estimated that the Group's capital contribution to Ports Company shall not exceed approximately US$19 million (equivalent to approximately HK$149 million), and is adjustable according to the actual situation of the project. If the aforementioned registered capital is adjusted, the Company will fulfill its disclosure and compliance obligations according to the applicable disclosure and compliance requirements of the Hong Kong Listing Rules in due course (if required).

The Guinean Government will, through SOGUIPAMI, pay the symbolic price of GNF1 to acquire the full ownership of 5% shares in Ports Company and such shares shall be free of any encumbrance (the "**Performance Shares of Ports Company**"). As the consideration in exchange for such shares, the Guinean Government shall transfer the right of the Guinean Government to transport mining products as stipulated under Article 137 of the Mining Code to Ports Company.

The Performance Shares of Ports Company may not be diluted by any subsequent capital increase of whatever nature. In case of capital increase, other shareholders of Ports Company shall transfer, in proportion to their respective shareholding in the capital of Ports Company, the necessary number of shares to the Guinean Government (and/or any company whose entire registered capital is owned by the Guinean Government) at nil consideration (or at the symbolic price of GNF1) without reservation so that proportion of SOGUIPAMI's Performance Shares of Ports Company shall remain unchanged after the capital increase.

Chalco Hong Kong shall grant an option to SOGUIPAMI, pursuant to which, SOGUIPAMI shall be entitled to acquire 5% additional equity interest in the registered capital of Ports Company. Such option may only be exercised once by SOGUIPAMI.

The shareholders of Ports Company (excluding SOGUIPAMI) may specify either of the following means for SOGUIPAMI to acquire additional equity interest in Ports Company:

(i) by means of capital contribution to Ports Company: SOGUIPAMI may, to the extent permitted by applicable law, settle the capital contribution for additional equity interest in Ports Company through payments in cash (including debt offsetting) or in kind, in one lump sum or in instalments;

(ii) by means of transfer of shares in Ports Company by other shareholder(s) to SOGUIPAMI: SOGUIPAMI may pay the transfer price in cash (including debt offsetting) or in kind, in one lump sum or in instalments.

Whatever means by which SOGUIPAMI is required to obtain additional equity interest in Ports Company, SOGUIPAMI shall pay the consideration of the relevant shares in accordance with the following requirements:

(i) if the additional equity interest in Ports Company is obtained within two years after the completion of the port infrastructure, the consideration of the shares shall be assessed based on the historical construction cost of the port infrastructure; or

(ii) under other circumstances, the consideration of the shares shall be based on the fair market value of the shares on the date when it exercises the option.

Should SOGUIPAMI and the other shareholders of Ports Company fail to reach agreement on the consideration for additional equity interest in Ports Company to be acquired by SOGUIPAMI, an independent expert shall be engaged as agreed under the Mining Convention at the request of the most diligent party (i.e. the party making the request firstly).

The registered capital and shareholding arrangement of Ports Company and the grant of the Option for Additional Equity Participation are determined by the parties through arm's length negotiations with reference to the following respects: (i) the Company's estimated maximum capital contribution to Ports Company was determined taking into account the development needs of the ports construction in the Boffa Project; (ii) the Performance Shares of Ports Company held by the Guinean Party is the consideration for the transfer of the right of the Guinean Government to transport mining products to Ports Company; and (iii) the Option for Additional Equity Participation in Ports Company granted to the Guinean Party will help us to obtain the support from the Guinean Government for the Boffa Project and ensure the stability of the Boffa Project.

Validity of the Mining Convention: Unless terminated in advance pursuant to the terms of the Mining Convention, the Mining Convention shall remain valid throughout the abovementioned validity period of the Mining Licenses (including the renewal periods of the Mining Licenses).

Conditions precedent: The Mining Convention shall come into force from the date when all of the following conditions are satisfied:

(i) The Guinean Government has granted the Mining Licenses to Mining Company by an order for granting mining licenses;

(ii) Chalco Hong Kong has confirmed in writing to the Guinean Government that it had obtained necessary approvals from, and completed necessary formalities with the National Development and Reform Commission (NDRC) of the People's Republic of China; and

(iii) The Official Gazette of the Republic of Guinea has published the law approving the Mining Convention.

In particular, the condition precedent (ii) above is waivable by Chalco Hong Kong. As at the Latest Practicable Date, none of the abovementioned conditions precedent has been fulfilled or waived.

Applicable laws: The Mining Convention shall be governed by the laws of the Republic of Guinea and the principles of the relevant international laws.

The Mining Convention contains supplementary or alternative provisions to the applicable laws. Thus, if there is any conflict between the terms of the Mining Convention and the requirements of the applicable laws, the former shall prevail.

3. Financial Effects of Entering into the Mining Convention on the Group

Pursuant to relevant terms of the Mining Convention, the Guinean Party shall hold 15% and 5% performance shares in Mining Company and Ports Company respectively, while the Group shall hold 85% and 95% shares in Mining Company and Ports Company respectively. Thus Mining Company and Ports Company will become indirect non-wholly-owned subsidiaries of the Company. The Directors expect that the assets, liabilities and financial results of the Boffa Project will be consolidated into the financial statements of the Group through the Project Companies. It is expected that the total assets and total liabilities of the Group will increase due to the consolidation of the total assets and total liabilities of the Project Companies into the accounts of the Group, which, however, is not expected to have any material effect on the net assets of the Group. The working capital of the Group will decrease as a result of the Company's capital commitments to inject capital into the Project Companies. In view of the prospects of the Boffa Project, the Directors believe that entering into the Mining Convention will enable the Group to share the profits generated from the operation of the Project Companies.

After the Guinean Party exercises the Option for Additional Equity Participation in accordance with relevant terms of the Mining Convention, the Guinean Party will hold a maximum of 35% and 10% equity interests in Mining Company and Ports Company while the Group will hold a minimum of 65% and 90% equity interests in Mining Company and Ports Company respectively. After the Guinean Party exercises the Option for Additional Equity Participation, the Project Companies will remain non-wholly-owned subsidiaries of the Company and their financial results will still be consolidated into the financial statements of the Group. The actual financial effects on the Group of the exercise of the Option for Additional Equity Participation by the Guinean Government will be determined based on the exercise price and the settlement method at the time of exercise.

4. Reasons and Benefits of Entering into the Mining Convention

The reasons and benefits for the Group to enter into the Mining Convention with the Guinean Government for the development of the Boffa Project are as follows:

(i) Resource superiority of the Boffa Project

With a large reserve of resource, this project provides a resource guarantee for the sustainable development of alumina of the Company. Moreover, the lower mining cost and higher ore grades will help reduce the alkali consumption (i.e. volume of sodium carbonate consumed for production of one ton of alumina) and energy consumption of the downstream alumina production.

(ii) Transportation advantage of the Boffa Project

As this project is close to port, we use self-developed mine conveyor belt to convey ores. The Company intends to bring ports and inland waterway resources we controlled, river transport we invested in and maritime transport we obtained through open tender together, which lays a sound foundation for the long-term development of the project, and is beneficial to early investment risk control of the project.

The Directors (including independent non-executive Directors) are of the view that the transactions contemplated under the Mining Convention (including the grant of the Option for Additional Equity Participation) have been negotiated on arm's length basis and entered into on normal commercial terms, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

5. Information on the Parties

The Company is a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc..

Chalco Hong Kong, a limited liability company incorporated in accordance with laws of Hong Kong, is a wholly-owned subsidiary of the Company as at the Latest Practicable Date. It is principally engaged in overseas trade and investment and financing business.

The Guinean Government refers to the Republic of Guinea and is represented by its Ministry of Mines and Geology and Ministry of Budget. The Republic of Guinea is located in western Africa.

Mining Company is a joint stock limited company established under the laws of Guinea with a registered capital of GNF180,000,000 (equivalent to approximately US$20,013.34 or HK$157,104.72), the registered address of which is at Kipé, Centre émetteur, près du Lycée Français Albert Camus, Commune de Ratoma, Conakry, République de Guinée. It is principally engaged in the mining operations for the Boffa Project.

Ports Company is a company to be established under laws of Guinea, which will join the Mining Convention as a part of business of the Mining Convention. It is proposed to be principally engaged in stockpiling, loading and unloading and vessels deployment at the ports of the Boffa Project.

6. Implications under the Hong Kong Listing Rules

None of the Directors has any material interest in the transaction contemplated under the Mining Convention (including the grant of the Option for Additional Equity Participation) and therefore none of the Directors has abstained from voting on the Board resolution(s) concerning the transaction or is required to abstain from voting on relevant resolution at the AGM.

The highest applicable percentage ratio in respect of estimated maximum total registered capital contribution to be made by the Group to the Project Companies is less than 5%, thus the establishment of the Project Companies does not constitute a discloseable transaction and is exempt from the reporting, announcement and Shareholders' approval requirements under Chapter 14 of the Hong Kong Listing Rules. According to the terms of the Mining Convention, Chalco Hong Kong shall grant the Option for Additional Equity Participation in the Project Companies to the Guinean Party. As the Guinean Party can exercise the Option for Additional Equity Participation at its discretion and the exercise price of such option will be determined based on, among others, the fair market value of the Project Companies, the grant of the Option for Additional Equity Participation will at least be classified as a major transaction of the Company under Rule 14.76(1) of the Hong Kong Listing Rules. As such, the grant of the Option for Additional Equity Participation in the Project Companies by Chalco Hong Kong to the Guinean Party under the Mining Convention will constitute a major transaction of the Company and shall be subject to the requirement of approval by the Shareholders at a general meeting of the Company.

In the event that at the time of exercise of the Option for Additional Equity Participation by the Guinean Party, the relevant percentage ratios to be calculated using the then fair market value in respect of the exercise of the Option for Additional Equity Participation by the Guinean Party would result in the transaction falling within a higher classification of notifiable transaction, the Company will comply with the additional requirements under Chapters 14 of the Hong Kong Listing Rules in due course.

The Board proposes at the AGM a resolution in relation to the joint development of the Boffa Project by the Group and the Republic of Guinea, the grant of the Option for Additional Equity Participation and the entitlement of the Guinean Party to exercise the option under the Mining Convention, for Shareholders' consideration and approval.

III. AGM

The AGM originally scheduled to be held on Tuesday, 19 June 2018 will be postponed to 2:00 p.m. on Tuesday, 26 June 2018 at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC. For details, please refer to the announcement dated 8 June 2018 of the Company in relation to, among others, the postponement of the AGM and the supplemental notice of the AGM dated 11 June 2018 enclosed with this supplemental circular. The notice of the AGM and the reply slip have been despatched to the Shareholders on 4 May 2018 and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). The supplemental notice of the AGM dated 11 June 2018 accompanied by this supplemental circular is to notify Shareholders of the rescheduled date of the AGM and the new resolution to be submitted at the AGM for consideration. Resolutions originally proposed to be submitted at the AGM for approval and set out in the notice of the AGM dated 4 May 2018 remain unchanged.

A revised form of proxy (the "**Revised Form of Proxy**") accompanied by the supplemental notice of the AGM has been despatched to the Shareholders on 11 June 2018. Shareholders who intend to appoint a proxy to attend the AGM and to vote on the resolutions set out in the notice of the AGM and the supplemental notice of the AGM are requested to complete and return the Revised Form of Proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the Revised Form of Proxy will not prevent you from attending and voting in person at the AGM if you so wish.

Important: The Revised Form of Proxy shall supersede the form of proxy enclosed with the notice and the circular of the Company dated 4 May 2018 in relation to the AGM (the "Original Form of Proxy"). Shareholders who have completed and returned the Original Form of Proxy should note that the Original Form of Proxy is no longer applicable to the AGM.

For particulars of other resolutions proposed at the AGM, eligibility for attending the AGM, registration procedures for attending the AGM, closure of register of members and other matters regarding the AGM, please refer to the notice of the AGM and the circular of the Company dated 4 May 2018 as well as the announcement dated 8 June 2018 in relation to, among others, the postponement of the AGM.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the resolutions proposed at the AGM.

IV. RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the transactions contemplated under the Mining Convention (including the grant of the Option for Additional Equity Participation) have been negotiated on arm's length basis and entered into on normal commercial terms, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders vote in favour of the relevant resolutions.

V. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendixes to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

* *For identification purposes only*

1. FINANCIAL INFORMATION OF THE GROUP

The financial information of the Group for the year ended 31 December 2017 was disclosed on pages 144 to 368 of the 2017 annual report of the Company published on 19 April 2018; (ii) the financial information of the Group for the year ended 31 December 2016 was disclosed on pages 135 to 332 of the 2016 annual report of the Company published on 25 April 2017; and (iii) the financial information of the Group for the year ended 31 December 2015 was disclosed on pages 127 to 328 of the 2015 annual report of the Company published on 6 April 2016. Such information has been published on the websites of the Hong Kong Stock Exchange and the Company. Please refer to the following links of the 2015 annual report, 2016 annual report and 2017 annual report of the Company:

- 2015 annual report

  http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0406/LTN20160406465.pdf

- 2016 annual report

  http://www.hkexnews.hk/listedco/listconews/SEHK/2017/0425/LTN201704251226.pdf

- 2017 annual report

  http://www.hkexnews.hk/listedco/listconews/SEHK/2018/0419/LTN20180419942.pdf

2. STATEMENT OF INDEBTEDNESS

Interest-bearing bank loans and other borrowings

As at close of business on 30 April 2018, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this supplemental circular, the Group had the following bank loans and other borrowings:

	RMB million
Bank loans	83,301
Gold leasing arrangements	4,157
Medium-term notes and long-term bonds	6,715
Short-term bonds	3,500
Financial lease payable	5,151
	102,824

Some bank loans were secured by mortgages on certain property, plant and equipment, intangible assets, inventory, receivables and land use rights owned by the Company and certain of its subsidiaries, as well as the contractual right to charge users for electricity generated in the future and the income thereunder.

Bank loans amounted to RMB1,652 million were secured by the Company's long-term equity investment in a 70.82% owned subsidiary, Chalco Ningxia Energy Group Co., Ltd..

Financial Guarantees

At the close of business on 30 April 2018, the Group has total outstanding guarantee to external enterprises amounting to RMB18.35 million.

Contingent liabilities

At the close of business on 30 April 2018, the Group did not have any significant contingent liabilities.

Other liabilities

Save as disclosed above and intra-group liabilities and normal trade payables, at the close of business on 30 April 2018, the Group did not have any outstanding mortgages, charges, debentures, loan capital or overdraft, or other similar indebtedness, hire-purchase commitments, liabilities under acceptances or acceptance credits or other material liabilities.

The Directors have confirmed that there has not been any material change in the indebtedness or contingent liabilities of the Group since 30 April 2018.

3. WORKING CAPITAL

As at the Latest Practicable Date, having made appropriate inquiries and taking into account of the internal resources of the Group and currently available loan facilities, the Directors are of the opinion that the Group will have sufficient working capital for its requirements for at least the next 12 months from the date of this supplemental circular.

4. FINANCIAL AND OPERATIONAL PROSPECTS

The Group principally engages in the exploration and mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.. The existing business segments of the Group include the alumina segment, the electrolytic aluminum segment, the trading segment, the energy segment, the corporate and other operating segments.

In respect of alumina segment: in 2018, in the wake of the further implementation of the supply-side structural reform by the Chinese government, the consumption demand will keep rising. As a result of impact from overseas affairs, the shortage of alumina supply in the international market will further intensify, whereas the supply and demand in the domestic market is improved substantially which formed a sound support for the market price. It is estimated that the ore price charged by the Boffa Project can reach top one-third of the cost in the domestic market, thus facilitating overall reduction of costs for alumina production of the Company.

In respect of electrolytic aluminium: since the beginning of 2018, the further implementation of the supply-side structural reform resulted in a prominent decrease in increment of the output of electrolytic aluminium. Moreover, the Chinese government will continue to impose stringent policy for control which will limit the capacity of electrolytic aluminium to a significant extent. Currently, the consumption of electrolytic aluminium in the PRC has reached its peak season, the growth rate of the consumption of electrolytic aluminium is far beyond that of its output. In that case, the continuous decrease in the inventory level of electrolytic aluminium can provide effective support for the market.

In respect of trading segment: thanks to the supply-side structural reform, the supply and demand in the alumina and electrolytic aluminium market was enhanced significantly, the price of which remained at a favourable level, so that the trading business reaped benefits therefrom.

In respect of energy segment: As driven by the supply-side structural reform, the annual goal for de-capacity of coal in the PRC in 2017 has been outperformed. Taking consideration of the environmental protection, domestic power consumption, output of coal mine, port inventory and other factors involving supply and demand, it is estimated that price of thermal coal will maintain stable in 2018.

Thanks to the global economic recovery and the domestic supply-side reform, the increasing expansion of aluminium consumption area as well as other favorable factors, the supply-demand in the aluminium market has been improved and the prices of aluminium products have been recovering in recent two years, leading to an overall improvement of the market. The Group has effectively enhanced its market competitiveness of the major products of the Company and significantly boosted the performance of the Company through the implementation of comprehensive measures on cost reduction and efficiency enhancement, management and marketing strengthening as well as other measures.

This transaction meets the needs of the Company's businesses development. As the Boffa Project has the advantage of resource reserve and external transportation, the Company intends to engage in production of alumina with bauxite yielded from the Boffa Project. It is estimated that cost of the Boffa Project is not merely less than that of the alumina manufacturers by processing bauxite sourced in the PRC in the north of the country, but less than that of the alumina manufacturers producing with imported bauxite in Shandong, as such, the ore price charged by the Boffa Project can guarantee our competitiveness in the downstream of alumina products and bring considerable economic benefits, and is in the interest of the Company and its Shareholders as a whole.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

Name	Position in the Company	Number of A Shares of the Company held as personal interests	Capacity
Jiang Yinggang	Executive Director	10,000 [Note]	Beneficial owner

Note: Representing approximately 0.000091% of the total issued A shares of the Company as at the Latest Practicable Date.

Save as disclosed above, at the Latest Practicable Date, none of the Directors, the Chief Executive of the Company or the supervisors of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Yu Dehui, Mr. Ao Hong, all being the Directors of the Company, Mr. Liu Xiangmin, Mr. Wang Jun, all being supervisors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, at as the Latest Practicable Date, none of the Directors, the Chief Executive or the supervisors of the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the Chief Executive of the Company and the supervisors of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held in the class of shares	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Chinalco	A Shares	5,135,382,055 (L) Note 1	Beneficial owner and interests of controlled corporations	46.86% (L)	34.46% (L)
	H Shares	47,000,000 (L) Note 1	Interests of controlled corporations	1.19% (L)	0.32% (L)
JPMorgan Chase & Co.	H Shares	444,729,922 (L) Note 2	Beneficial owner, investment manager and custodian corporation/approved lending agent	11.27% (L)	2.98% (L)
		27,486,998 (S) Note 2	Beneficial owner	0.69% (S)	0.18% (S)
		365,566,736 (P)	Custodian corporation/ approved lending agent	9.26% (P)	2.45% (P)
The Capital Group Companies, Inc.	H Shares	436,322,000 (L) Note 3	Interests of controlled corporations	11.06% (L)	2.93% (L)
Templeton Asset Management Ltd.	H Shares	344,868,400 (L)	Investment manager	8.74% (L)	2.31% (L)
BlackRock, Inc.	H Shares	225,740,474 (L) Note 4	Interests of controlled corporations	5.72% (L)	1.51% (L)
		8,464,000 (S) Note 4	Interests of controlled corporations	0.21% (S)	0.06% (S)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 4,889,864,006 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd. and 7,140,254 A shares held by Shanxi Aluminum Plant, and 47,000,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited.

2. These interests were held directly by various corporations controlled by JPMorgan Chase & Co.. Among the aggregate interests in the long position in H shares, 23,097,100 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 6,974,931 H shares were held as derivatives.

3. These interests were held directly by a corporation controlled by The Capital Group Companies, Inc.

4. These interests were held directly by various corporations controlled by BlackRock, Inc. Among the aggregate interests in the short position in H shares, 1,146,000 H shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the Chief Executive of the Company and the supervisors of the Company, whose interests are set out in the section "Directors', Chief Executive's and supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2017, being the date to which the latest published audited accounts of the Group were made up to.

4. MATERIAL LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors had any interest in any assets which have been since 31 December 2017 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which was of significance to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors, save for being a Director, or their respective close associates had any interest in any business which competes or is likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling shareholder).

8. MATERIAL CONTRACTS

The Group had entered into the following material contracts (not being contracts entered into in the ordinary course of business of the Group) within two years immediately preceding the Latest Practicable Date:

(1) the acquisition agreements entered into between the Company and Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), ("**Huarong Ruitong**"), China Life Insurance Company Limited* (中國人壽保險股份有限公司) ("**China Life**") and Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥)) ("**Zhaoping Investment**"), China Pacific Life Insurance Co., Ltd.* (中國太平

洋人壽保險股份有限公司) (“**CPIC Life**”), China Cinda Asset Management Co., Ltd.* (中國信達資產管理股份有限公司) (“**China Cinda**”), BOC Financial Assets Investment Co., Ltd.* (中銀金融資產投資有限公司) (“**BOC Financial**”), ICBC Finance Asset Investment Co., Ltd.* (工銀金融資產投資有限公司) (“**ICBC Financial**”) and ABC Financial Asset Investment Company Limited* (農銀金融資產投資有限公司) (“**ABC Financial**”) (collectively referred to as “**Transferors**”) on 31 January 2018, pursuant to which, the Company agreed to acquire certain equity interests of Chalco Shandong Co., Ltd.* (中鋁山東有限公司) (“**Chalco Shandong**”), Baotou Aluminum Co., Ltd.* (包頭鋁業有限公司) (“**Baotou Aluminum**”), Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司) (“**Zhongzhou Aluminum**”) and Chalco Mining Co., Ltd.* (中鋁礦業有限公司) (“**Chalco Mining**”) at a consideration of approximately RMB12,703,684,600 (subject to adjustment) which will be settled by the Company through issuing a total of approximately 2,117,280,800 consideration shares at the issue price of RMB6.00 per consideration share to the Transferors. Further details of the acquisition agreements are set out in the announcement of the Company dated 31 January 2018;

(2) the equity transfer agreement entered into between Chalco Shandong and Chinalco on 28 December 2017, pursuant to which, Chalco Shandong agreed to sell the 100% equity interests in Chalco Qingdao Light Metal Co., Ltd.* to Chinalco at a consideration of RMB300,402,400. Further details of the equity transfer agreement are set out in the announcement of the Company dated 28 December 2017;

(3) the equity transfer agreement entered into between the Company and China Aluminum International Engineering Corporation Limited*(中鋁國際工程股份有限公司) (“**CHALIECO**”) on 31 October 2017, pursuant to which, the Company agreed to sell the 60% equity interests in Chalco Shandong Engineering Technology Co., Ltd.* (中鋁山東工程技術有限公司) to CHALIECO at a consideration of RMB360,386,500. Further details of the equity transfer agreement are set out in the announcements of the Company dated 26 October 2017, 2 November 2017 and 15 November 2017;

(4) the investment agreements entered into among the Company and Huarong Ruitong, China Life, Zhaoping Investment, CPIC Life, China Cinda, BOC Financial, ICBC Financial and ABC Financial (collectively referred to as “**Investors**”) on 4 December 2017, pursuant to which, the Investors agreed to make a capital contribution amounting to RMB12.6 billion to Chalco Shandong, Baotou Aluminum, Zhongzhou Aluminum and Chalco Mining. Further details of the investment agreements are set out in the announcement dated 4 December 2017 and the supplemental circular of the Company dated 5 December 2017;

(5) the factoring cooperation agreement dated 27 September 2017 entered into between Chinalco Commercial Factoring (Tianjin) Co., Ltd.* (中鋁商業保理(天津)有限公司) ("**Chinalco Factoring**") and the Company in relation to the provision of factoring financing services by Chinalco Factoring to the Company. The annual caps of the transactions between the Company and Chinalco Factoring in 2017 and 2018 are both RMB1.3 billion. Further details of the factoring cooperation agreement are set out in the announcement of the Company dated 27 September 2017;

(6) the reorganization agreement dated 8 August 2017 entered into between Shanxi Zhangze Electric Power Co., Ltd.* (山西漳澤電力股份有限公司) and the Company in relation to the reorganization of Shanxi Branch of the Company ("**Shanxi Branch**") and Shanxi Huaze Aluminium & Power Co., Ltd.* (山西華澤鋁電有限公司) ("**Shanxi Huaze**"), pursuant to which the Company contributed RMB3,425,715,200, being the net value of the assets of Shanxi Branch, to Shanxi Huaze. Further details of the reorganization agreement are set out in the announcement of the Company dated 8 August 2017;

(7) the partnership agreement dated 23 May 2017 entered into among the Bank of Communications International Trust Co., Ltd.* (交銀國際信託有限公司) ("**BOCOMMTRUST**"), Chinalco Jianxin Investment Fund Management (Beijing) Company Limited* (中鋁建信投資基金管理(北京)有限公司) ("**Chinalco Jianxin**") and the Company in relation to the establishment of an industry investment fund by the parties by way of partnership, pursuant to which the Company made total investments of RMB660 million. Further details of the partnership agreement are set out in the announcement of the Company dated 23 May 2017;

(8) the partnership admission agreement, the withdrawal agreement and the capital increase agreement dated 27 September 2017 entered into among BOCOMMTRUST, Chinalco Jianxin and Bocommtrust Asset Management Co., Ltd.* (交銀國信資產管理有限公司) ("**Bocommtrust Asset**") and the Company in relation to the withdrawal of Chinalco Jianxin from the industry investment fund, the admission of Bocommtrust Asset into the industry investment fund and a capital contribution of RMB2.64 billion to the industry investment fund by the Company. Further details of the partnership admission agreement, the withdrawal agreement and the capital increase agreement are set out in the announcement of the Company dated 27 September 2017;

(9) the equity transfer agreement dated 12 May 2017 entered into between Chinalco and the Company in relation to the acquisition of 40% equity interests in Chalco (Shanghai) Co., Ltd.* (中鋁(上海)有限公司) ("**Chalco Shanghai**") by the Company at RMB1,413,288,800. Further details of the equity transfer agreement are set out in the announcement dated 12 May 2017 and the supplemental circular dated 9 June 2017 of the Company;

(10) the two equity transfer agreements dated 5 December 2016 entered into between Shandong Aluminum Company* (山東鋁業公司) ("**Shandong Aluminum**") and Chalco Shandong Co., Ltd.* (中鋁山東有限公司) ("**Chalco Shandong**") and between Shanxi Aluminum Plant* (山西鋁廠) and the Company in relation to the acquisition of an aggregate of 66% equity interests in Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* (中鋁集團山西交口興華科技股份有限公司) from Shanxi Aluminum Plant* (山西鋁廠) and Shandong Aluminum by the Company and Chalco Shandong at RMB257,760,700, respectively. Further details of the two equity transfer agreements are set out in the announcement of the Company dated 5 December 2016;

(11) the equity transfer agreement dated 8 August 2016 entered into between Chinalco and the Company in relation to the acquisition of 60% of the equity interest in Chalco Shanghai by the Company at RMB2,113,760,800. Further details of the equity transfer agreement are set out in the announcement dated 8 August 2016 and the supplemental circular dated 23 August 2016 of the Company;

(12) the assets transfer agreement dated 29 June 2016 entered into between Beijing Aluminum SPC Environment Protection Tech Co., Ltd.* (北京鋁能清新環境技術有限公司) ("**Aluminum SPC**") and the Company in relation to the acquisition of the environmental protection assets of certain subsidiaries of the Company by Aluminum SPC at RMB1,754,364,500. Further details of the assets transfer agreement are set out in the announcement of the Company dated 29 June 2016;

(13) the assets transfer agreement dated 28 June 2016 entered into between Shanxi Aluminum Plant* (山西鋁廠) and the Company in respect of the acquisition of machineries and equipment in relation to pseudoboehmite and activated silicon powder production lines of a branch of Shanxi Aluminum Plant* (山西鋁廠) by the Company at RMB43.06 million. Further details of the assets transfer agreement are set out in the announcement of the Company dated 28 June 2016;

(14) the Mining Convention in relation to the Boffa Project entered into among Chalco Hong Kong, Mining Company and the Guinean Government, pursuant to which, the estimated maximum total registered capital contribution to Mining Company and Ports Company to be made by Chalco Hong Kong will not exceed approximately US$161 million (equivalent to approximately HK$1.264 billion), and is adjustable according to the actual situation of the Boffa Project. Further details of the Mining Convention are set out in the announcement of the Company dated 10 June 2018 and this supplemental circular.

9. MISCELLANEOUS

(1) Mr. Zhang Zhankui is our Company Secretary. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the deputy head and the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Techindustry Group; the head of the Accounting Division of the Finance Department and the deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as the deputy head and the head of the Finance Department of Chinalco, the deputy chief accountant of Chinalco and a supervisor of the Company.

(2) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(3) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(4) The English text of the supplemental circular, the supplemental notice of the AGM and the Revised Form of Proxy shall prevail over their respective Chinese text in the case of inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this supplemental circular up to and including 26 June 2018:

(1) the Articles of Association of the Company;

(2) the annual reports for the two years ended 31 December 2017 of the Company;

(3) all material contracts referred to in the paragraph headed "MATERIAL CONTRACTS" in this appendix;

(4) the Mining Convention; and

(5) this supplemental circular.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL NOTICE OF 2017 ANNUAL GENERAL MEETING

References are made to the notice (the "**Notice**") and the circular (the "**Circular**") of 2017 Annual General Meeting of Aluminum Corporation of China Limited* (the "**Company**") dated 4 May 2018, which set out the venue of the 2017 Annual General Meeting of the Company (the "**AGM**") originally scheduled to be convened on Tuesday, 19 June 2018 and contain the details of the resolutions to be proposed at the AGM for the consideration and approval of the shareholders of the Company (the "**Shareholders**").

Pursuant to the provisions of the Articles of Association of the Company, when a general meeting is held, the Shareholders who individually or together hold more than 3% of the Shares of the Company are entitled to put forward extraordinary proposals to the Company. On 8 June 2018, Aluminum Corporation of China* (中國鋁業集團有限公司), the controlling shareholder of the Company, who directly holds 32.81% of the Shares of the Company as at the date of this supplemental notice, put forward an extraordinary proposal and submitted it in writing to the convener of the AGM. According to the provisions of relevant laws and regulations and the Articles of Association of the Company, the abovementioned extraordinary proposal will be submitted at the AGM of the Company for consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM, which will be convened at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 26 June 2018, will consider, and if thought fit, pass the resolutions set out in the Notice as well as the following newly-added resolution proposed to the board of directors of the Company (the "**Board**") by Aluminum Corporation of China* (中國鋁業集團有限公司), the controlling shareholder of the Company (unless the context requires otherwise, terms used in this supplemental notice have the same meanings as defined in the Circular):

ORDINARY RESOLUTION

1. To consider and approve the resolution in relation to the joint development of the Boffa Project by the Group and the Republic of Guinea, the grant of the Option for Additional Equity Participation and the entitlement of the Guinean Party to exercise the Option for Additional Equity Participation under the Mining Convention.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the PRC
11 June 2018

Notes:

(a) A supplemental circular of the AGM detailing the above resolution has been dispatched to the Shareholders on 11 June 2018.

(b) This supplemental notice is enclosed with a revised form of proxy (the "**Revised Form of Proxy**") which sets out the abovementioned resolution.

IMPORTANT NOTICE: The Revised Form of Proxy shall supersede the form of proxy enclosed with the notice and the circular of the Company dated 4 May 2018 in relation to the AGM (the "Original Form of Proxy") and has been dispatched to the Shareholders. Shareholders who have completed and returned the Original Form of Proxy should note that the Original Form of Proxy is no longer applicable to the AGM.

Shareholders who intend to appoint a proxy to attend the AGM and vote on the resolution set out in this supplemental notice are requested to complete and return the Revised Form of Proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the Revised Form of Proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

(c) For particulars of other resolutions to be considered at the AGM, eligibility for attending the AGM, registration procedures for attending the AGM, and closure of register of members and other matters regarding the AGM, please refer to the notice of the 2017 AGM of the Company dated 4 May 2018 as well as the announcement dated 8 June 2018 in relation to, among others, the postponement of the AGM.

* *For identification purposes only*